EXHIBIT 99.1

For Immediate Release	Date: April 14, 2023
23-32-TR

Teck Notification of Technical and Supplemental Updates to the Separation Transaction Terms

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced certain technical and supplemental updates to the terms of Teck’s proposed reorganization to separate into Teck Metals Corp. (“Teck Metals”) and Elk Valley Resources Ltd. (“EVR”) to be voted on by shareholders on April 26, 2023.

As described in Teck’s management proxy circular dated March 23, 2023, the separation provides Teck Metals with continued access to steelmaking coal cash flows for a transition period, through ownership of preferred shares in the capital of EVR and a royalty. The changes to the terms of the separation proposal include permitting the majority holders of the EVR royalty to require EVR to purchase the royalty upon a breach by EVR of the capital expenditure or indebtedness covenants under the Investment Covenant Agreement or upon failure to pay the EVR royalty, in each case that continues unremedied for 15 days.

In addition, the terms of the EVR preferred shares have been updated to (i) make housekeeping changes to address proposed amendments to the Income Tax Act (Canada) related to share buybacks and to the calculation of Free Cash Flow, and (ii) provide holders the right to retract EVR preferred shares upon a breach by EVR of the capital expenditure or indebtedness covenants under the Investment Covenant Agreement that continues unremedied for 15 days. A copy of the revised preferred share terms of EVR will be attached to an amendment to the arrangement agreement between Teck and EVR, which will be filed under Teck’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com).

Advisors

Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction; and statements regarding updates to the terms of the royalty and preferred shares, including with respect to the anticipated effects thereof. The forward-looking statements in this press release are based on assumptions regarding our business and general economic conditions, among other matters. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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